Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

The reported securities are beneficially owned by Takeda Pharmaceuticals U.S.A., Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (72.70%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.